UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026 (Report No. 2)

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K describes certain transactions completed by Maris-Tech Ltd. (the “Company”) since December 31, 2025, the date of the Company’s most recently filed audited financial statements, and provides an update regarding the Company’s shareholders’ equity and compliance with the rules of The Nasdaq Stock Market LLC (“Nasdaq”).

Recent Transactions and Shareholders’ Equity Update

Since December 31, 2025, the date of the Company’s most recently filed audited financial statements, the Company completed the following transactions with respect to the Company’s ordinary shares, no par value per share of the Company (the “Ordinary Shares”):

Registered Direct Offering

As previously reported, on March 6, 2026, the Company entered into a securities purchase agreement with an institutional investor (the “Securities Purchase Agreement”), pursuant to which, on March 9, 2026, the Company issued and sold in a registered direct offering (i) 882,825 Ordinary Shares, at a purchase price of $1.24 per share, and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 722,311 Ordinary Shares at a purchase price of $1.2399 per Pre-Funded Warrant, for aggregate gross proceeds of approximately $2.0 million, before deducting offering expenses. Each Pre-Funded Warrant is exercisable for one Ordinary Share at an exercise price of $0.0001 per share and is exercisable until exercised in full, which exercises are subject to a 9.99% beneficial ownership limitation.

Convertible Promissory Notes

Also as previously reported, on November 25, 2025, the Company entered into note purchase agreements, as amended (the “Note Purchase Agreements”), with two institutional investors, pursuant to which, on such date, the Company issued and sold to such investors in a private placement convertible promissory notes (the “Notes”), in an aggregate principal amount of $2.0 million, of which $1.0 million became convertible into Ordinary Shares beginning six months after the issuance date and the remaining $1.0 million would become convertible beginning twelve months after the issuance date or such other date as mutually agreed to by the parties. On May 29, 2026, the Company and the holders of the Notes mutually agreed to accelerate the conversion date of the remaining $1.0 million principal amount to May 29, 2026. The conversion price is equal to 70% of the lowest daily volume-weighted average price of the Ordinary Shares during the five consecutive trading days immediately preceding the applicable conversion date, subject to a floor price equal to 20% of the closing price of the Ordinary Shares on Nasdaq on the issuance date. As of June 1, 2026, the Notes have been converted in full. In connection with such conversions, the Company issued an aggregate of 100,000 Ordinary Shares and pre-funded warrants to purchase up to 2,165,776 Ordinary Shares to such investors.

At-the-Market Offering Program

Also as previously reported, on March 30, 2026, the Company entered into a Sales Agreement (the “Sales Agreement”) with A.G.P./Alliance Global Partners (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, through the Sales Agent, up to $3,007,329 of Ordinary Shares by any method permitted by law deemed to be an “at the market offering” under Rule 415(a)(4) of the Securities Act of 1933, as amended, subject to the Company’s instructions regarding price, time and size limitations and subject to the terms and conditions of the Sales Agreement, pursuant to the Company’s effective Registration Statement on Form F-3 (the “Registration Statement”), and the related base prospectus included in the Registration Statement, as supplemented by the prospectus supplement to the Registration Statement dated March 30, 2026. As of June 7, 2026, the Company has issued and sold 630,674 Ordinary Shares pursuant to the Sales Agreement for aggregate gross proceeds of approximately $923,000.

As a result of the transactions described above, and as of the date of this Report of Foreign Private Issuer on Form 6-K, the Company believes its shareholders’ equity is in excess of the minimum $2,500,000 Nasdaq requirement. The Company understands that Nasdaq will continue to monitor the Company’s ongoing compliance with the shareholders’ equity requirement and, if at the time of the filling of its interim financial statements for the six month period ended June 30, 2026 the Company does not evidence compliance, the Company’s securities may be subject to delisting.

The foregoing summaries of the Pre-Funded Warrants, the Notes, the Securities Purchase Agreement, the Note Purchase Agreement, the amendment to the Note Purchase Agreement, and the Sales Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements and instruments, which are filed as Exhibits 4.1, 4.2 and 4.3, and 10.1, 10.2, 10.3, and 10.4 respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated herein by reference.

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant (filed as Exhibit 4.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-41260) filed on March 6, 2026 and incorporated herein by reference).
4.2	Form of Convertible Promissory Note, dated as of November 25, 2025 (filed as Exhibit 2.6 to the Company’s Annual Report on Form 20-F (File No. 001-41260) filed on May 15, 2026 and incorporated herein by reference).
4.3	Form of Convertible Promissory Note, dated as of November 25, 2025 (filed as Exhibit 2.7 to the Company’s Annual Report on Form 20-F (File No. 001-41260) filed on May 15, 2026 and incorporated herein by reference).
10.1	Form of Securities Purchase Agreement, dated as of March 6, 2026, by and between Maris-Tech Ltd. and the investor party thereto (filed as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-41260) filed on March 6, 2026 and incorporated herein by reference).
10.2	Form of Note Purchase Agreement, dated as of November 25, 2025, by and between Maris-Tech Ltd. and the investor party thereto (filed as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-41260) filed on November 28, 2025 and incorporated herein by reference).
10.3	Form of Amendment No. 1 to Note Purchase Agreement, dated as of January 26, 2026, by and between Maris-Tech Ltd. and the investor party thereto (filed as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-41260) filed on January 26, 2026 and incorporated herein by reference).
10.4	Sales Agreement by and between Maris-Tech Ltd. and A.G.P./Alliance Global Partners, dated March 30, 2026 (filed as Exhibit 10.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (File No. 001-41260) filed on March 30, 2026 and incorporated herein by reference).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: June 10, 2026	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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